UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On July 8, 2024, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (the “Company”), priced an offering (the “Offering”) of $750 million aggregate principal amount of the Issuers’ Fixed-Rate Reset Junior Subordinated Notes due 2055 (the “Notes”). The Notes will be issued with an initial interest rate of 6.950% per annum, to be reset on March 10, 2030 and every five years thereafter based on the then-prevailing five-year U.S. Treasury rate plus a spread of 2.720%. The Notes will be fully and unconditionally guaranteed on an unsecured junior subordinated basis by the Company and certain other subsidiaries of the Company.

The Issuers intend to use the net proceeds from the Notes  for general corporate purposes, which may include the redemption of all or a portion of the Company’s outstanding Fixed-Rate Reset Junior Subordinated Notes due 2079 (the “2079 Junior Subordinated Notes”) on October 10, 2024, which is the first call date in respect of such notes. The information contained herein does not constitute a notice of redemption for the 2079 Junior Subordinated Notes.

J.P. Morgan Securities LLC, Mizuho Securities USA LLC, Goldman Sachs & Co. LLC and Santander US Capital Markets LLC are serving as joint book-running managers for the underwritten public Offering of the Notes.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The registration statement automatically became effective upon filing on October 19, 2021. Investors should read the accompanying prospectus dated October 19, 2021, the preliminary prospectus supplement relating to the Offering dated July 8, 2024, and other documents the Company has filed with the SEC for more complete information about the Company, the Notes and the Offering.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-260359, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1          AerCap Holdings N.V. Press Release relating to the pricing of the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory

Dated: July 8, 2024

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to the pricing of the Notes.